UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF
A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☑ CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION
(Exact name of trustee as specified in its charter)

13-4994650
(State of incorporation	(I.R.S. employer
if not a national bank)	identification No.)

1111 Polaris Parkway Columbus, Ohio (Address of principal executive offices)	43271 (Zip Code)
Robert M. Macallister
Senior Vice President and Associate General Counsel
JPMorgan Chase Bank, National Association
1 Chase Manhattan Plaza
New York, NY 10005-1401
Tel: (212) 552-1716
(Name, address and telephone number of agent for service)

GS AUTO LOAN TRUST 2006-1

(State or other jurisdiction of incorporation or organization) Delaware	(I.R.S. employer identification No.) 51-6577765

(Address of principal executive offices) 1100 N. Market Street Wilmington, DE	(Zip Code) 19890

(Asset Backed Notes of GS Auto Loan Trust 2006-1)

GENERAL
Item 1. General Information.
     Furnish the following information as to the trustee:
     (a) Name and address of each examining or supervising authority to which it is subject.
          Comptroller of the Currency, Washington, D.C.
          Board of Governors of the Federal Reserve System, Washington, D.C., 20551
          Federal Deposit Insurance Corporation, Washington, D.C., 20429.
     (b) Whether it is authorized to exercise corporate trust powers.
          Yes.
Item 2. Affiliations with the Obligor and Guarantors.
     If the obligor or any guarantor is an affiliate of the trustee, describe each such affiliation.
     None.

Item 16. List of Exhibits
     List below all exhibits filed as a part of this Statement of Eligibility.
     1.     A copy of the Articles of Association of JPMorgan Chase Bank, N.A. (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).
     2.     A copy of the Certificate of Authority of the Comptroller of the Currency for the trustee to commence business. see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).
     3.     None, the authority of the trustee to exercise corporate trust powers being contained in the documents described in Exhibits 1 and 2.
     4.     A copy of the existing By-Laws of the Trustee. (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).
     5.     Not applicable.
     6.     The consent of the Trustee required by Section 321(b) of the Act. (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).
     7.     A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.
     8.     Not applicable.
     9.     Not applicable.
SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, N.A., has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 13th day of July, 2006.

JPMORGAN CHASE BANK, N.A.
By:	/s/ Annette M. Marsula
Annette M. Marsula
Vice President